1. Name and Address of Reporting Person
   Fitzpatrick, Thomas J.
   11600 Sallie Mae Drive
   Reston, VA 20193
2. Issuer Name and Ticker or Trading Symbol
   SLM Corporation (SLM)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   11/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President & COO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       11/18/2002 M             261858      A      $62.8300                    D
Common Stock                       11/18/2002 M             44148       A      $62.8300                    D
Common Stock                       11/18/2002 M             67699       A      $62.8750                    D
Common Stock                       11/18/2002 F             -276843     D      $105.0000                   D
Common Stock                       11/18/2002 S             -17407      D      $104.6200  309317           D
Phantom Stock Units                                                                       111904.95 <F1>   D
Restricted Stock Units                                                                    50320.36 <F2>    D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $62.83   11/18/2002 M               44148 01/31/2002 08/13/2007 Common  44148    $62.8300   0        D
(Right to buy)                                                                 Stock
Stock Options  $62.83   11/18/2002 M               26185 01/31/2002 07/16/2008 Common  261858   $62.8300   0        D
(Right to buy)                                     8                           Stock
Stock Options  $62.875  11/18/2002 M               67699 01/25/2002 01/31/2010 Common  67699    $62.8750   53672    D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
Includes shares acquired under the Officer Deferred Compensation Plan. Units are settled in the Company's common stock.
<F2>
These Restricted Stock Units vest December 31, 2006 and are converted in to common stock on January 1st of the year following Mr. Fitzpatrick's termination of employment. Units are settled in the Company's common stock.

SIGNATURE OF REPORTING PERSON
/s/Mary F. Eure (POA)

DATE
11/19/2002